UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     FORM 15

   CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS
                  UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES
                             EXCHANGE ACT OF 1934.

                        Commission File Number 333-15067

                        United Community Bancshares, Inc.
             (Exact name of registrant as specified in its charter)

               2600 Eagan Woods Drive, Suite 155, Eagan, MN 55121
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

(i) Common Stock and (ii) 9.75% Cumulative Trust Preferred Securities of United Capital Trust I, (iii) 9.75% Junior Subordinated Deferrable Interest Debentures Due January 15, 2027 and (iv) Guaranty of United Community Bancshares, Inc.
            (Title of each class of securities covered by this Form)

                                      None
       (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

         Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

  Rule 12g-4(a)(1)(i)       [   ]         Rule 12h-3(b)(1)(i)       [ x ]
  Rule 12g-4(a)(1)(ii)      [   ]         Rule 12h-3(b)(1)(ii)      [   ]
  Rule 12g-4(a)(2)(i)       [   ]         Rule 12h-3(b)(2)(i)       [   ]
  Rule 12g-4(a)(2)(ii)      [   ]         Rule 12h-3(b)(2)(ii)      [   ]
                                          Rule 15d-6                [ x ]

         Approximate number of holders of record as of the certification or notice date: (i) 290, (ii) 1, (iii) 1 and (iv) 1, respectively

         Pursuant to the requirements of the Securities Exchange Act of 1934 (Name of registrant as specified in charter) has caused this certification/notice to be signed on its behalf of the undersigned duly authorized person.


Date:    January  27, 1998      By:      /s/ Marcia L. O'Brien
                                Marcia L. O'Brien, Executive Vice President and
                                Chief Financial Officer of United Community
                                Bancshares, Inc.

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.